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                                                 40 KING STREET WEST, 52ND FLOOR
                                                            TORONTO, ON  M5H 3Y2
                                                               TEL: 416 365 5123
[LOGO] KINROSS                                                 FAX: 416 363 6622
       GOLD CORPORATION                                  TOLL FREE: 866-561-3636
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                          SPECIAL MEETING OF HOLDERS OF
                                COMMON SHARES OF
                     KINROSS GOLD CORPORATION (THE "ISSUER")
                                NOVEMBER 26, 2004

                            REPORT OF VOTING RESULTS
          NATIONAL INSTRUMENT 51-102 CONTINUOUS DISCLOSURE OBLIGATIONS
                                  SECTION 11.3

Item 1: Amendment to the Corporation's Articles

By a vote by way of show of hands, shareholders approved the following resolution to amend the Corporation's articles for the purpose of effecting a consolidation/deconsolidation of the Corporation's common shares:

"The Corporation is hereby authorized to amend its articles effective November 28, 2004 (or such other date as the Board of Directors in its sole discretion may otherwise determine) to consolidate its issued and outstanding Common Shares by changing each of the issued and outstanding Common Shares into 1/100th of a Common Share; provided, however, that holders of less than one Common Share on the date that the articles of amendment are filed to give effect to such consolidation become effective shall not be entitled to receive a fractional Common Share following the consolidation but in lieu of any such fractional share shall be entitled to receive a cash payment equal to that number of pre-consolidation Common Shares which would otherwise result in the fractional share multiplied by the weighted average trading price per pre-consolidation Common Shares on the Toronto Stock Exchange during the five consecutive trading days ending on and including the trading day immediately prior to the date on which the special resolution is enacted, such payment to be made on presentation and surrender to the Corporation for cancellation of the certificate or certificates representing the issued and outstanding Common Shares.


                                       Total Votes    Percentage of Votes Cast
                                       -----------    ------------------------

      Votes in Favour                  154,195,724              99.01%
      Votes Against                      1,073,018              00.06%
      Spoiled Proxies                       24,402               0.03%
                                       -----------             -------
      Total Votes Cast                 155,509,594             100.00%
                                       -----------             -------



                                                   KINROSS GOLD CORPORATION


                                                   /S/ SHELLEY M. RILEY

                                                   ----------------------------
                                                   SHELLEY M. RILEY
                                                   CORPORATE SECRETARY